UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*

             MARVEL ENTERPRISES, INC. (formerly Toy Biz, Inc.)
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 57383M108
                              ---------------

                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558

                              October 16, 1998
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 57383M108                 13D


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Whippoorwill Associates Inc.
    13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                                   (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,571,817

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    3,571,817

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,571,817

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)                [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.0%

14  TYPE OF REPORTING PERSON (See Instructions)

    IA, CO

                                SCHEDULE 13D

CUSIP No. 57383M108                 13D


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Whippoorwill/Marvel Obligations Trust - 1997
    13-2780552*

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                                   (a)  [ ]
                                                         (b)  [X]

4   SOURCE OF FUNDS (See Instructions)

    OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,769,538

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    2,769,538

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,769,538

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)                [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.0%

14  TYPE OF REPORTING PERSON (See Instructions)

    OO (Trust)


*    IRS Id No. of Trustee (Continental Stock Transfer & Trust Company)

                                SCHEDULE 13D
                                ------------

          This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"), filed on October 13, 1998 (with all exhibits attached thereto, the "Original Schedule 13D") by Whippoorwill Associates, Inc. ("Whippoorwill") and Whippoorwill/Marvel Obligations Trust - 1997 (the "Trust").

          Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original
Schedule 13D.

Item 1.     Security and Issuer.
-------     --------------------

            Unchanged.


Item 2.     Identity and Background.
-------     ------------------------

            Unchanged


Item 3.     Source and Amount of Funds or Other Consideration.
-------     --------------------------------------------------

            Unchanged.


Item 4.     Purpose of Transaction.
-------     -----------------------

            Unchanged


Item 5.     Interest in Securities of the Issuer.
-------     -------------------------------------

            Unchanged


Item 6.     Contracts Arrangements, Understandings or Relationships With
-------     Respect to Securities of the Issuer.
            -----------------------------------------------------------

Item 6 is hereby amended and supplemented by adding the following:

          On October 16, 1998, the Stockholders' Agreement and the Registration Rights Agreement were finalized and delivered by the parties thereto. Copies of the Stockholders' Agreement and the Registration Rights Agreement are attached hereto as Exhibit C and Exhibit D, respectively, and are incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.
-------     ---------------------------------

Item 7 is hereby amended and supplemented by adding the following:

     Exhibit C: Stockholders' Agreement dated as of October 1, 1998, by and among the Investor Group, the Lender Group, and the Issuer (incorporated by reference to Exhibit 99.4 of the Issuer's Current Report on Form 8-K/A (Commission File No. 1-13638) filed with the SEC on October 16, 1998).

     Exhibit D: Registration Rights Agreement, dated as of October 1, 1998, by and among the Issuer, Whippoorwill (as agent for the Holders), the Trust, and certain purchasers of 8% Preferred Stock (incorporated by reference to Exhibit 99.5 of the Issuer's Current Report on Form 8-K/A (Commission File No. 1-13638) filed with the SEC on October 16, 1998).

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 1998

                                WHIPPOORWILL ASSOCIATES, INC.


                                By:  /s/ Pamela Lawrence
                                     ----------------------------
                                     Name:  Pamela Lawrence
                                     Title:  Vice President


                                WHIPPOORWILL/MARVEL
                                OBLIGATIONS TRUST - 1997

                                By:  Continental Stock Transfer & Trust
                                     Company, as Trustee


                                By:  /s/ Michael Nelson
                                     ----------------------------
                                     Name: Michael Nelson
                                     Title: President